SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

POLICY SPLIT OPTION RIDER

This rider is part of the Policy to which it attaches and is effective as of the Policy Date.  It is part of, and subject to, the other terms and conditions of the Policy.  If the terms of this rider and the Policy conflict, this rider’s provisions will control.

Benefit
Subject to the provisions of this rider, you may exchange the survivorship Policy for two new single life Policies on the life of each Insured without evidence of insurability.

Monthly Rider Charge
There is a charge for this rider that will be deducted monthly from the Account Value. This charge is equal to monthly rider charge rate shown in Section 1 of the Policy, multiplied by the sum of the Specified Face Amount and any Supplemental Insurance Amount.

Conditions for Exchange
The following conditions must be met to make an exchange the survivorship Policy for two new single life Policies on the life of each Insured:

1.	Either (a) or (b) must be met.

(a)
In the case of divorce, a final divorce decree issued by a court of competent jurisdiction in the United States on the Insureds’ marriage must be in effect for at least six months, but not more than one year before the exchange date.  Evidence of such decree must be received by us prior to the exchange date.

(b)
In the case of a change in the Federal Tax Law, the change in law must result in either (i) a reduction in the Unlimited Federal Estate Tax marital deduction; or (ii) a reduction in the maximum Federal Estate Tax bracket rate to a rate below 25%.  You must request the exchange in writing within six months of the first enactment date of a qualifying change in Federal Tax Law.

2.	Both the Surviving Insured must be living on the exchange date and the Policy and this rider must be in force.

3.	We must have evidence satisfactory to us of your insurable interest in both Insureds as of the exchange date.

4.	We must receive written agreement to the exchange from any assignees and irrevocable Beneficiaries of the Policy.

5.	The initial premium due on each of the new Policies must be paid on or before the exchange date, in addition to a $200 exchange processing fee.

Exchange Date
The exchange date is the Policy Anniversary on or next following the date item 1 in Conditions for Exchange is satisfied.

The New Policies
The Specified Face Amount of each new Policy will be equal to one half of the Specified Face Amount of the survivorship Policy.  The new Policies will be flexible premium adjustable life Policies we are offering for this purpose on the exchange date.  The Policy Date of the new Policies will be the Policy Date of the survivorship policy.  The cost of insurance rates for each new policy will be based on the age, sex and class of each Insured on the Policy Date of the survivorship policy.  One half of the survivorship policy’s Cash Surrender Value will be applied to each new Policy as of the exchange date.

Riders
The addition of supplemental benefit riders to either or both of the new Policies will require our consent and evidence of insurability satisfactory to us.

General
Except as modified by this rider, the Definitions and General Provisions sections of the Policy also apply to this rider.

Termination
This rider will terminate on the earliest of:

1.	the exchange date;
2.	the date the Policy terminates in accordance with the Grace Period provision of the Policy;
3.	the date the Policy is surrendered for its Cash Surrender Value; or
4.	the date we receive a written request from you to terminate this rider.

[/s/ Robert C. Salipante]
[Robert C. Salipante], [President]

        MSVUL-PSOR-2007